December 14, 2010

VIA EDGAR

Justin Dobbie
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5720

Re:	AMERCO
        Form S-3
        Filed October 7, 2010
        File No. 333-169832

        Form 10-K
        Filed June 9, 2010
        File No. 001-11255

Dear Mr. Dobbie:

This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 29, 2010, addressed to Edward J. Shoen, President and Chairman of the Board of AMERCO (the “Company” or “AMERCO”), regarding the Company’s Form S-3 filed October 7, 2010, File No. 333-169832 (the “S-3”) and its Form 10-K for the fiscal year ended March 31, 2010, File No. 001-11255 (the “Form 10-K”).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment sets forth the Company’s response.

Form S-3, filed October 7, 2010

General

Staff’s Comment:

1.	We note your responses to our prior comments 2, 3 and 4. Please amend your Form S-3 accordingly.

Mr. Justin Dobbie
United States Securities and Exchange Commission
December 14, 2010
Page Two

Company Response:

The Company acknowledges the Staff’s comment and will amend our S-3 so that it incorporates the staff’s comments.

Definitive Proxy Statement, filed July 15, 2010

Compensation Discussion and Analysis, page 17

Staff’s Comment:

2.
We note your response to our prior comment 12, and we reissue the comment. Please confirm that in future filings you will expand your Compensation Discussion & Analysis to provide more detailed analysis of the elements and levels of compensation paid to the named executive officers.  Please also provide us with your proposed revised disclosure.  Your disclosure should focus on the material principles underlying the policies and decisions and the most important factors relevant to the analysis of those policies and decisions.  Please refer to Item 402(b) of Regulation S-K.  For example please discuss the specific factors the Compensation Committee considered in establishing the compensation of Edward “Joe” Shoen and the specific factors the President considered in determining the compensation of the remaining named executive officers. Among the issues to address are why changes in base salaries for the named executive officers “would not be in the best interest of the company” and what ‘“accomplishments” the President was recognizing when he determined the discretionary bonus paid to Gary Horton.

Company Response:

The Company acknowledges the Staff’s comment and confirms that in future filings we will expand our Compensation Discussion and Analysis to provide more detailed analysis of the elements and levels of compensation paid to our named executive officers.  Below is our proposed disclosure based upon information reported in our July 15, 2010 Definitive Proxy Statement:

The compensation for Edward “Joe” Shoen, the Chairman and President of AMERCO, is established by the Compensation Committee.

The compensation for the remaining named executive officers is determined by the President.  Base salaries for the named executive officers did not materially change in fiscal 2010 at the discretion of the President.  The Company was in a cost reduction mode for much of fiscal 2010 and it was determined that changes for the named executive officers would not be in the best interests of the Company.

A discretionary bonus was paid to Gary Horton in fiscal 2010 in recognition of his service to the company over time as determined by the President.  Gary started with the Company in 1969 and has been its Treasurer since 1982.  The Company does not

Mr. Justin Dobbie
United States Securities and Exchange Commission
December 14, 2010
Page Three

have an established bonus plan for its named executive officers.  Such discretionary cash bonuses are determined by the President using his best judgment in light of the situation as he sees it.

The increase in Other Compensation for Joe Shoen and James Shoen is related to an increase in fees earned for their service on various boards and committees of the Company and its subsidiaries and is in line with fees of our other directors.
*          *          *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy for the disclosures in the filing,

•	staff comments or changes to disclosures in response to staff comments do nor foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We believe this letter fully responds to the Staff’s inquiries. We are available at your convenience to discuss this further should you have any questions. Please call me at
(602) 263-6804.

AMERCO, INC.

By:  /s/ Jason A. Berg
Jason Berg
Chief Accounting Officer
Principal Financial Officer